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                              August 7, 2023

       Zaichang Ye
       Chief Executive Officer and Director
       SunCar Technology Group Inc.
       c/o Shanghai Feiyou Trading Co., Ltd.
       Suite 209, No. 656 Lingshi Road
       Jing   an District, Shanghai, 200072
       PRC

                                                        Re: SunCar Technology
Group Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed July 24, 2023
                                                            File No. 333-273391

       Dear Zaichang Ye:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed July 24, 2023

       Cover Page

   1. We note your disclosure on page 5 of your registration statement on Form F-4 (File No.
                                                        333-269295), declared
effective on March 30, 2023, that "[o]n November 23, 2022,
                                                        4,004,387 GBRG Ordinary
Shares were redeemed," thereby indicating that you have
                                                        1,745,613 public shares
currently outstanding, assuming that there were no additional redemptions in
connection with the consummation of the business combination. We also note that the 3,050,000
shares being registered by this registration statement will therefore constitute a
considerable percentage of your public float. Revise your disclosure to highlight the
significant negative impact sales of shares on this registration statement
 Zaichang Ye
FirstName  LastNameZaichang
SunCar Technology  Group Inc.Ye
Comapany
August     NameSunCar Technology Group Inc.
       7, 2023
August
Page 2 7, 2023 Page 2
FirstName LastName
         could have on the public trading price of your Class A Ordinary Shares, and also revise your risk factor on page 42 entitled "Future sales or perceived sales
.. . . " so as to address
         this risk. To the extent that shareholders redeemed any additional amount of the 1,745,613 remaining public shares prior to the consummation of the business combination, revise to also state as much, to provide investors with a complete picture of the potential impact of future sales on your public trading price. Risk Factors
"The issuances of additional our Class A Ordinary Shares under the GEM Agreement and the
GEM Warrant may result in dilution . . . ", page 43

2. We your disclosure that you "are entitled to draw down up to $125 million of gross proceeds from GEM Investor in exchange for our Class A Ordinary Shares at a price equal to 90% of the average closing bid price of our Class A Ordinary Share on Nasdaq for a 30 day period . . . ." To provide investors with additional context regarding a scenario in
         which you exercise your option in the near future, please estimate the purchase price per share by using recent trading prices as a proxy for the "average closing bid price"
         referenced in your disclosure. Please also disclose that the GEM Investor may experience a potential profit compared to other public investors due to the commitment arrangement that they entered into in connection with the business combination, and disclose that they may be incentivized to sell their shares when your public investors are not. Make changes, as applicable, throughout your registration statement on Form F-1 (File No. 333-
         273286), filed July 17, 2023.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
46

3. We note the disclosure in Goldenbridge Acquisition Limited's Current Report on Form 8-
         K filed May 12, 2023 that refers to the "projections for SunCar for the years ending
         December 31, 2022 through December 31, 2026," and that "SunCar   s
management has
         indicated that it is not able to meet its original projections for 2022." Please update your disclosure in your Liquidity and Capital Resources section, and elsewhere, to provide
         updated information about the company   s financial position and
further risks to the
         business operations and liquidity in light of these circumstances.
4. In light of the significant number of redemptions and the possibility that the company will not receive significant proceeds from exercises of the warrants if the warrants are either out of the money or exercised on a cashless basis, expand your discussion of capital
         resources to address any changes in the company   s liquidity position
since the business
         combination. If the company is likely to have to seek additional capital, discuss the effect
         of this offering on the company   s ability to raise additional
capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zaichang Ye
SunCar Technology Group Inc.
August 7, 2023
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                           Sincerely,
FirstName LastNameZaichang Ye
                                                           Division of
Corporation Finance
Comapany NameSunCar Technology Group Inc.
                                                           Office of Trade &
Services
August 7, 2023 Page 3
cc:       Elizabeth Chen
FirstName LastName